Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Interim Report:

Half Year Ended 31 December 2024

Radiopharm Theranostics Limited
Appendix 4D

Half-year report

1.	Company details

Name of entity:	Radiopharm Theranostics Limited
ABN:	57 647 877 889
Reporting period:	For the half-year ended 31 December 2024
Previous period:	For the half-year ended 31 December 2023

2.	Results for announcement to the market

			$

Loss from ordinary activities after tax attributable to the owners of Radiopharm Theranostics Limited	down	20.90% to	(18,725,453)

Loss for the half-year attributable to the owners of Radiopharm Theranostics Limited	down	20.90% to	(18,725,453)

3.	Net tangible assets

	31 December	31 December
	2024	2023
	Cents	Cents

Net tangible assets per ordinary security	0.18	(8.71)

4.	Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

5.	Distributions

No dividends have been paid or declared by the group for the current financial period. No dividends were paid for the previous financial period.

6.	Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2024.

7.	Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b.	Details of any dividend or distribution reinvestment plans:	N/A
c.	Details of associates and joint venture entities:	N/A
d.	Other information	N/A

8.	Interim review

The financial statement have been reviewed by the group’s independent auditor who has issued an unmodified opinion.

Review of Operations & Activities

Half-year ended: 31 December 2024

Radiopharm Theranostics Limited is developing a world-class platform of radiopharmaceutical and nuclear medicine products for both diagnostic and therapeutic uses.

Financial Review

The group reported a loss for the half-year ended 31 December 2024 of $19,643,011 (31 December 2023: $24,758,296). The decreased loss relates to the groups efforts in reducing their expenditure in the current period. Additionally, there was a minor gain from the movement in fair value movements in contingent consideration of $28,060 whereas at 31 December 2023 there was a significant loss of $5,757,296.

The group’s net assets increased to $52,003,713 (30 June 2024: $27,353,286). The substantial increase in the group’s net assets is, primarily due to the completion of the second tranche of the June 2024 placement which was approved at the EGM in August 2024. As at 31 December 2024, the group had cash reserves of $36,436,938 (30 June 2024: $18,575,040).

Clinical and Research Developments

RAD204 – PD-L1 Nanobody Trial Expansion

During the period, Radiopharm achieved key milestones in its ongoing Phase 1 clinical trial of RAD204, a PD-L1-targeting radiotherapeutic. Initially designed for non-small cell lung cancer (NSCLC), the trial received approval to expand into five additional cancer indications, including small cell lung cancer (SCLC), triple-negative breast cancer (TNBC), melanoma, head and neck squamous cell carcinoma (HNSCC), and endometrial cancer. The expansion allows Radiopharm to explore RAD204’s potential efficacy across a broader spectrum of tumors expressing PD-L1, reinforcing its strategy of developing tumor-agnostic radiotherapeutics.

The Phase 1 study is progressing across multiple Australian sites, supported by GenesisCare CRO, with patient recruitment accelerating to meet study targets. Early data has indicated strong tumor- targeting capability, favorable biodistribution, and encouraging safety profiles, which are essential for advancing the clinical development pathway. Additionally, Radiopharm has been leveraging insights from the initial NSCLC cohort to refine dosing strategies and optimize therapeutic outcomes across the expanded indications.

First Interim data expected in mid 2025 and full results in Q4 2025/Q1 2026.

RAD101 – Phase 2b Imaging Trial for Brain Metastases

The Company secured U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) approval for a Phase 2b trial of RAD101 (F18-Pivalate) targeting brain metastases. This follows positive Phase 2a data from a 22-patient study at Imperial College London, demonstrating significant tumor uptake and strong imaging contrast.

The Phase 2b study is enrolling 30 patients across multiple sites in the United States and will evaluate RAD101’s imaging performance in detecting brain metastases with high sensitivity and specificity. The trial will assess both lesion detectability and uptake consistency, supporting its potential as a new standard for brain metastases imaging. Radiopharm has partnered with BAMF Health for manufacturing and initial trial execution, leveraging their molecular imaging expertise to optimize patient recruitment and data collection.

The trial is designed to provide the necessary data to progress into a registrational Phase 3 study, which would be a critical step toward regulatory approval and commercialization of RAD101 for clinical use.

RAD202 – HER2-Positive Cancer Therapeutic Trial

In December 2024, Radiopharm obtained ethics approval to initiate a Phase 1 trial of 177Lu-RAD202 for HER2-positive cancers, including breast and gastric cancers. This open-label study, conducted across multiple Australian sites, aims to assess the safety, tolerability, and initial efficacy of RAD202 in patients with advanced HER2-positive tumors.

Preclinical and diagnostic studies have confirmed RAD202’s tumor uptake and therapeutic potential, with preclinical models demonstrating significant tumor growth inhibition and prolonged survival when labeled with 177Lu. The compound is designed to target HER2-overexpressing tumors with high specificity, minimizing off-target toxicity and enhancing therapeutic efficacy.

The Company presented positive findings at the 2024 European Association of Nuclear Medicine (EANM) Annual Meeting, highlighting RAD202’s strong tumor-to-background contrast and promising survival benefits in preclinical models. Radiopharm plans to leverage these results to accelerate clinical development and explore potential combination strategies with existing HER2- targeting therapies.

First Interim data expected in H2 2025.

RAD 301 – Strong Potential for Imaging in Pancreatic Cancer

During November it was announced that a clinical study featuring 68Ga-Trivehexin (68Ga-RAD 301) had been published in Frontiers in Nuclear Medicine. The paper, entitled “αvβ6-integrin targeted PET/CT imaging in pancreatic cancer patients using 68Ga-Trivehexin”1, described the clinical results of a retrospective study of the biokinetics of 68Ga-RAD 301 in pancreatic cancer patients.

The 44-patient study is reported as the largest cohort of individuals imaged with RAD 301 with any tracer. The primary tumor, as well as metastases in the liver, lymph nodes, peritoneum, lung, bone, spleen, pleural cavity, and soft tissues, were visualized with a high tumor-to-background ratio. With no adverse events recorded, the findings showed that RAD 301 is a suitable and safe diagnostic agent for imaging αvβ6-integrin expression in pancreatic cancer.

The Phase I IND-approved imaging study in patient with Pancreatic cancer is ongoing in New York, with full results expected by June 2025.

RAD 301 is a peptide that targets αvβ6-integrin, a cellular marker for tumor invasion and metastatic growth, the expression of which correlates with decreased survival in several carcinomas, particularly pancreatic.

RAD402 – KLK3-Targeting Radiotherapeutic

Preclinical studies for RAD402, a KLK3-targeting radiotherapeutic utilizing Terbium-161 (Tb-161), were successfully completed during the period. The data demonstrated favorable safety and biodistribution profiles, with preclinical models indicating significant tumor regression and minimal off-target toxicity. These results highlight the potential of RAD402 as a promising therapeutic candidate for advanced prostate cancer.

Further, Radiopharm is actively engaging with regulatory agencies to finalize the clinical development pathway, ensuring a streamlined transition into First-In-Human trials in the second half of 2025. GMP manufacturing is scheduled for completion in H1 2025, incorporating rigorous quality control measures to support regulatory submissions. The compound’s unique mechanism, leveraging the therapeutic advantages of Tb-161 over traditional isotopes, positions RAD402 as a differentiated and potentially superior treatment for KLK3-expressing prostate tumors.

Phase I is expected to start in H2 2025.

Strategic Partnerships and Corporate Developments

Lantheus Strategic Investment and Co-Development Agreement

Radiopharm strengthened its collaboration with Lantheus Holdings through an expanded co- development agreement for Australia. Under the agreement, Lantheus will fund a Phase 1 imaging trial targeting multiple solid tumors, with milestone payments of up to USD $2 million to Radiopharm. Additionally, shortly after the conclusion of the reporting period, Lantheus increased its equity stake in the Company to 12.16% following an A$8.0 million strategic placement at $A0.06 per share.

BAMF Health Partnership for Brain Metastases Imaging

The Company partnered with BAMF Health to manufacture and dose 18F-RAD101 for its Phase 2b brain metastases imaging trial. BAMF Health will serve as the initial trial site and leverage its molecular imaging expertise to enhance study execution.

Nasdaq Listing of American Depositary Shares (ADSs)

On 27 November 2024, Radiopharm successfully listed its ADSs on Nasdaq under the ticker “RADX.” Each ADS represents 300 ordinary shares, with the Nasdaq listing broadening access to U.S. institutional and retail investors and enhancing visibility within the global radiopharmaceuticals sector.

Increased Ownership in Radiopharm Ventures

Radiopharm Theranostics increased its stake in Radiopharm Ventures, LLC from 51% to 75%. The joint venture, formed with MD Anderson Cancer Center in 2022, focuses on radiopharmaceutical cancer treatments. The decision comes as its lead candidate, a B7H3 monoclonal antibody, nears preclinical completion, with a Phase 1 trial set for early 2025. Two other preclinical assets have also shown positive early results. Radiopharm committed an additional US$4 million to fund future development.

Termination of Agreement with Lind Partners

In July 2024, Radiopharm exercised its right to terminate the Share Subscription Agreement and Share Purchase Agreement with Lind Global Fund II, LP, as part of broader funding arrangements announced in June 2024. The termination was effective immediately.

Leadership Updates

Appointment of Chief Medical Officer – Dr. Dimitris Voliotis

In August 2024, Radiopharm appointed Dr. Dimitris Voliotis as Chief Medical Officer. Dr. Voliotis brings extensive expertise in radiopharmaceutical drug development, having held leadership roles at Bayer, Eisai Inc., and Convergent Therapeutics. His strategic oversight will support the advancement of Radiopharm’s clinical programs.

Board Appointment – Noel Donnelly

In October 2024, the Company appointed Noel Donnelly as a Non-Executive Director. Mr. Donnelly’s extensive experience in finance, strategy, and corporate governance, including his role as CFO at PepGen Inc., strengthens Radiopharm’s leadership team as it continues its global expansion.

For and on behalf of the company,

Riccardo Canevari

CEO and Managing Director

Radiopharm Theranostics Limited
Contents
31 December 2024

Directors’ report	6
Auditor’s independence declaration	8
Statement of profit or loss and other comprehensive income	9
Statement of financial position	10
Statement of changes in equity	11
Statement of cash flows	12
Notes to the financial statements	13
Directors’ declaration	39
Independent auditor’s review report to the members of Radiopharm Theranostics Limited	40

General information

The financial statements cover Radiopharm Theranostics Limited as a consolidated entity consisting of Radiopharm Theranostics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Radiopharm Theranostics Limited’s functional and presentation currency.

Radiopharm Theranostics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

Level 3, 62 Lygon Street, Carlton, Victoria 3053	Level 3, 62 Lygon Street, Carlton, Victoria 3053

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 28 February 2025.

Radiopharm Theranostics Limited
Directors' report
31 December 2024

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Radiopharm Theranostics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2024.

Directors

The following persons held office as directors of Radiopharm Theranostics Limited during the financial period and up to the date of this report.

Mr Paul Hopper
Mr Riccardo Canevari
Mr Phillip Hains
Mr Ian Turner
Ms Hester Larkin
Dr Leila Alland
Mr Noel Donnelly (appointed 01 October 2024)

Review of Operations & Activities

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 1 to 4 of this interim financial report.

Significant changes in the state of affairs

On August 5, 2024, Radiopharm announced they had received US$2 million from Lantheus Holdings Inc in accordance with preclinical asset transfer and development agreement announced on 20 June 2024.

On August 14, 2024, the group completed an Extraordinary General meeting which approved the issue of 1,115 million shares arising A$46.1 million, issue of 772 million options exercisable at $0.06 and expiring in 2 years from settlement and issue 150 million unlisted options exercisable at $0.05 and expiring in February 2025.

On 26 August 2024, Radiopharm announced they had increased their ownership in Radiopharm Ventures to 75%. To support further advancement of the trials and to increase the ownership, Radiopharm has committed an additional US$4.0 million to the joint venture to cover future preclinical and clinical expenses.

On 27 November 2024, Radiopharm announced that American Depository Shares (“ADS”) representing its ordinary shares will commence trading on the Nasdaq Capital Market (“Nasdaq”) on 27 November 2024 under the ticker symbol “RADX”.

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

On 9 January 2025, the group announced that Lantheus increased its shareholding in Radiopharm to 12.16% with the placement of 133 million shares raising US$5m (A$8m) at A$0.06 per share. The funds raised will be used for further development of Radiopharm’s clinical pipeline.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

Rounding of amounts

The group is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

Radiopharm Theranostics Limited
Directors' report
31 December 2024

This report is made in accordance with a resolution of directors.

On behalf of the directors

/s/ Paul Hopper
Mr Paul Hopper Executive Chairman

28 February 2025

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Radiopharm Theranostics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Radiopharm Theranostics Limited for the half-year ended 31 December 2024. I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance

Melbourne, 28 February 2025

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Radiopharm Theranostics Limited

Statement of profit or loss and other comprehensive income

For the half-year ended 31 December 2024

		Consolidated
	Note	31 December 2024	31 December 2023
		$	$
Revenue
Revenue from contracts with customers	2	1,383,647	-
Cost of sales	13	(1,614,819)	-

Gross profit		(231,172)	-

Other income and expense items		1,053,715	4,065,259

Other gains/(losses)	3	235,090	133,929
Expenses
General and administrative expenses		(6,342,360)	(6,544,212)
Research and development		(13,593,037)	(15,100,020)
Share-based payments expenses		(692,625)	(1,487,763)
Fair value movement in contingent consideration		28,060	(5,757,296)

Operating loss		(19,542,329)	(24,690,103)

Finance expenses		285	(36,975)

Loss before income tax expense		(19,542,044)	(24,727,078)

Income tax expense		(100,967)	(31,218)
Loss after income tax expense for the half-year		(19,643,011)	(24,758,296)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		375,938	8,912
Other comprehensive income for the half-year, net of tax		375,938	8,912
Total comprehensive loss for the half-year		(19,267,073)	(24,749,384)
Loss for the half-year is attributable to:
Non-controlling interest	14	(917,558)	(1,086,457)
Owners of Radiopharm Theranostics Limited		(18,725,453)	(23,671,839)
		(19,643,011)	(24,758,296)

Total comprehensive income for the half-year is attributable to:
Non-controlling interest	14	(917,558)	(1,086,457)
Owners of Radiopharm Theranostics Limited		(18,349,515)	(23,662,927)
		(19,267,073)	(24,749,384)

	Note	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the group:
Basic/diluted loss per share	19	(1.02)	(7.21)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited

Statement of financial position

As at 31 December 2024

		Consolidated
	Note	31 December 2024	30 June 2024
		$	$
Assets

Current assets
Cash and cash equivalents		36,436,938	18,575,040
Trade and other receivables	4	6,250,693	987,413
Assets classified as held for sale		-	2,997,592
Other current assets	5	1,665,790	288,215
Total current assets		44,353,421	22,848,260

Non-current assets
Property, plant and equipment		57,101	60,797
Intangible assets	9	48,001,709	49,087,288
Other financial assets		40,000	40,000
Total non-current assets		48,098,810	49,188,085
Total assets		92,452,231	72,036,345

Liabilities

Current liabilities
Trade and other payables	6	7,334,660	10,856,793
Other financial liabilities	7	2,242,127	6,319,189
Employee benefit obligations		410,201	399,788
Deferred revenue	13	3,158,664	-
Total current liabilities		13,145,652	17,575,770

Non-current liabilities
Other financial liabilities	7	27,302,866	27,107,289
Total non-current liabilities		27,302,866	27,107,289
Total liabilities		40,448,518	44,683,059
Net assets		52,003,713	27,353,286

Equity
Share capital	10	168,281,675	100,681,716
Other equity	12	849,544	849,544
Other reserves	11	11,856,085	37,930,072
Accumulated losses		(127,785,301)	(111,338,770)
Equity attributable to the owners of Radiopharm Theranostics Limited		53,202,003	28,122,562
Non-controlling interest		(1,198,290)	(769,276)
Total equity		52,003,713	27,353,286

The above statement of financial position should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited

Statement of changes in equity

For the half-year ended 31 December 2024

	Attributable to owners of Radiopharm Theranostics Limited
	Share	Other	Other	Accumulated	Non-controlling	Total
Consolidated	capital	reserves	equity	losses	interest	equity
	$	$	$	$	$	$
Balance at 1 July 2023	97,230,329	10,361,457	2,146,566	(65,353,864)	1,194,937	45,579,425
Loss after income tax expense for the half-year	-	-	-	(23,671,839)	(1,086,457)	(24,758,296)
Other comprehensive income for the half-year,net of tax	-	8,912	-	-	-	8,912
Total comprehensive income for the half-year	-	8,912	-	(23,671,839)	(1,086,457)	(24,749,384)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	1,604,329	-	-	-	-	1,604,329
Issue of options	-	1,852,604	-	-	-	1,852,604
Equity-settled payments	223,526	(167,617)	-	-	-	55,909
Balance at 31 December 2023	99,058,184	12,055,356	2,146,566	(89,025,703)	108,480	24,342,883

	Attributable to owners of Radiopharm Theranostics Limited
	Share	Other	Other	Accumulated	Non-controlling	Total
Consolidated	Capital	Equity	Reserves	Losses	Interest	Equity
	$	$	$	$	$	$
Balance at 1 July 2024	100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286
Loss after income tax expense for the half-year	-	-	-	(18,725,453)	(917,558)	(19,643,011)
Other comprehensive income for the half-year, net of tax	-	-	375,938	-	-	375,938
Total comprehensive income for the half-year	-	-	375,938	(18,725,453)	(917,558)	(19,267,073)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs) (note 9)	66,638,719	-	(23,885,229)	-	-	42,753,490
Issue of shares for milestone completion	741,400	-	-	-	-	741,400
Issue of options	-	-	955,055	-	-	955,055
Equity-settled payments	219,840		(231,115)	-	-	(11,275)
Expiration of options	-	-	(2,767,466)	2,767,466	-	-
Options forfeited	-	-	(221,170)	-	-	(221,170)
Cancellation of shares to be issued	-	-	(300,000)	-	-	(300,000)
Increase of ownership in RAD Ventures	-	-	-	(488,544)	488,544	-
Balance at 31 December 2024	168,281,675	849,544	11,856,085	(127,785,301)	(1,198,290)	52,003,713

The above statement of changes in equity should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited

Statement of cash flows

For the half-year ended 31 December 2024

		Consolidated
	Note	31 December 2024	31 December 2023
		$	$
Cash flows from operating activities
Payments to suppliers (inclusive of GST)		(22,596,082)	(16,665,626)
Interest received		379,616	40,742
Research and development tax incentive tax		-	4,851,979
Net cash used in operating activities		(22,216,466)	(11,772,905)
Cash flows from investing activities
Proceeds from disposal of intellectual property		2,997,592	-
Net cash from investing activities		2,997,592	-

Cash flows from financing activities
Proceeds from issue of shares		45,842,762	2,113,808
Share issue transaction costs		(4,198,440)	(17,486)
Proceeds from borrowings		-	2,967,000
Repayment of borrowings		(1,900,000)	(2,967,000)
Transaction costs related to loans and borrowings		(218,633)	(117,000)
Payments for license fee liabilities and settlement fees	7	(2,916,715)	-
Net cash from financing activities		36,608,974	1,979,322
Net increase/(decrease) in cash and cash equivalents		17,390,100	(9,793,583)
Cash and cash equivalents at the beginning of the financial half-year		18,575,040	11,699,066
Effects of exchange rate changes on cash and cash equivalents		471,798	(11,558)
Cash and cash equivalents at the end of the financial half-year		36,436,938	1,893,925

The above statement of cash flows should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 1. Segments Information

Management has determined, based on the reports reviewed by the chief operating decision maker that are used to make strategic decisions, that the group has one reportable segment being the research, development and commercialisation of health technologies. The segment details are therefore fully reflected in the body of the financial report.

Note 2. Revenue from contracts with customers

	Consolidated
	31 December	31 December
	2024	2023
	$	$
Revenue from contracts with customers
Revenue recognised over time	1,383,647	-

During the period ended 31 December 2024, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. For more information in relation to the group’s policy for recognising revenue refer to note 21.

Note 3. Other gains/(losses)

	Consolidated
	31 December	31 December
	2024	2023
	$	$

Net foreign exchange gains	724,877	133,929
Fair value movement on financing activities (i)	(489,787)	-
	235,090	133,929

(i) Fair value movement on financing activities

The fair value movement on financing activities relates to the loss made on the termination of the Lind agreement. For more information, please refer to note 13.

Note 4. Trade and other receivables

	Consolidated
	31 December	30 June
	2024	2024
	$	$
Current assets
Trade receivables (i)	4,634,056	-
Accrued receivables (ii)	1,477,021	802,988
GST and other receivables	139,616	184,425
	6,250,693	987,413

(i) Trade receivables

Trade receivables comprise of $4,634,056 relating to the strategic development services contract with Lantheus. For more information refer to note 13.

(ii) Accrued receivables

Accrued receivables comprise $1,477,021 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2024: $802,988).

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 5. Other current assets

	Consolidated
	31 December	30 June
	2024	2024
	$	$
Current assets
Prepayments (i)	1,665,790	59,259
Other current assets	-	228,956
	1,665,790	288,215

(i) Prepayments

Prepayments comprise of $50,970 relating to general prepaid expenses and $1,614,820 relating to prepaid expenses for the strategic development services contract with Lantheus. For more information refer to note 13.

Note 6. Trade and other payables

	Consolidated
	31 December	30 June
	2024	2024
	$	$
Current liabilities
Trade payables	3,140,032	6,434,524
Accrued expenses	4,177,993	1,680,442
Amounts due to employees	-	490,335
R&D Advance	-	2,003,190
Other payables	16,635	248,302
	7,334,660	10,856,793

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 7. Other financial liabilities

	Consolidated
	31 December	30 June
	2024	2024
	$	$
Current liabilities
Diaprost contingent consideration	1,412,113	-
NanoMab contingent consideration*	-	2,594,015
NeoIndicate contingent consideration	226,697	-
Pivalate contingent consideration	549,925	-
Pharma15 deferred consideration	-	1,226,994
TRIMT contingent consideration	-	1,369,290
MD Anderson Provision	53,392	-
Advanced payment liability	-	1,128,890
	2,242,127	6,319,189
Non-current liabilities
Diaprost contingent consideration	7,907,879	9,458,869
NanoMab contingent consideration*	6,600,353	5,709,332
NeoIndicate contingent consideration	225,919	439,102
Pivalate contingent consideration	1,349,647	1,775,926
Pharma15 contingent consideration	1,134,164	1,347,293
TRIMT contingent consideration	8,689,912	6,915,443
MD Anderson contingent consideration	1,394,992	1,461,324
	27,302,866	27,107,289
	29,544,993	33,426,478

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.

During the period ended 31 December 2024, the group paid $1,689,721 to terminate the two agreements they had with Lind Global LP, refer to note 13 for more information. In addition, during the period the group issued US$500k worth of shares and paid US$500k in cash for the completion of a NanoMab milestone, refer to note 16 for more information.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 8. Recognised fair value measurements

(i) Fair value hierarchy

The following table provides the fair values of the group’s financial instruments measured and recognised on a recurring basis after initial recognition and their categorisation within the fair value hierarchy. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Consolidated entity - at 31 December 2024	$	$	$	$

Financial Liabilities
NanoMab contingent consideration	-	-	6,600,353	6,600,353
Diaprost contingent consideration	-	-	9,319,992	9,319,992
MD Anderson contingent consideration	-	-	1,448,384	1,448,384
NeoIndicate contingent consideration	-	-	452,616	452,616
Pharma15 contingent consideration	-	-	1,134,164	1,134,164
Pivalate contingent consideration	-	-	1,899,572	1,899,572
TRIMT contingent consideration	-	-	8,689,912	8,689,912
	-	-	29,544,993	29,544,993

The group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Contingent consideration

The fair value of contingent consideration relating to the acquisition of licences is estimated using a present value technique which discounts the management’s estimate of the probability that the milestone will be achieved. For more information refer to note 13.

The discount rate used was 10.27% (30 June 2024: 8.96%). The discount rate is based on the expected rate of return, which has been determined using the capital asset pricing model.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 9. Intangible assets

The group’s intellectual property is measured at initial cost, less any accumulated amortisation and impairment losses.

	AVb6	hu PSA					Other Intellectual
	Integrin	Anti-body	NanoMab	MAb	Pharma 15	Pivalate	Property	Total
	$	$	$	$	$	$	$	$
Half-year ended, 31 December 2024
Opening net book amount	15,064,229	10,275,699	16,569,620	1,283,925	5,384,777	269,018	240,020	49,087,288
Exchange differences	-	-	-	81,976	349,449	-	-	431,425
Amortisation charge	(446,419)	(438,234)	(577,011)	(34,380)	-	(12,322)	(8,638)	(1,517,004)
Closing net book amount	14,617,810	9,837,465	15,992,609	1,331,521	5,734,226	256,696	231,382	48,001,709

	AVb6	hu PSA					Other Intellectual
	Integrin	Anti-body	NanoMab	MAb	Pharma 15	Pivalate	Property	Total
	$	$	$	$	$	$	$	$
At 31 December 2024
Cost	17,691,796	16,212,081	19,470,972	1,358,696	6,863,669	336,055	275,415	62,208,684
Accumulated amortisation	(3,073,986)	(3,274,616)	(3,478,363)	(116,129)	-	(79,359)	(44,033)	(10,066,486)
Impairment	-	(3,100,000)	-	-	(1,478,892)	-	-	(4,578,892)
Exchange differences	-	-	-	88,954	349,449	-	-	438,403
Net book amount	14,617,810	9,837,465	15,992,609	1,331,521	5,734,226	256,696	231,382	48,001,709

(i) AVb6 Integrin

The group has recognised the Intellectual Property “AVb6 Integrin” through the acquisition of a license developed at TRIMT GmbH (TRIMT), a world-renowned independent research and treatment centre specialising in cancer, based in Radeberg, Germany.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The fair value of the contingent considerations was probability-adjusted based on the directors’ assumptions, 70% probability of completing the first therapeutic milestone (milestone 3). Other milestones were deemed uncertain as per management’s assessment.

AVb6 Integrin is amortised over a period of 20 years, being management’s assessed useful life of the intangible asset.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 9. Intangible assets (continued)

(ii) hu PSA Anti-body

The group has recognised the Intellectual Property “hu PSA Anti-body” through the acquisition exclusive license developed at Diaprost AB (Diaprost), a world-renowned independent research and treatment centre specialising in prostate cancer, based in Lund, Sweden.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The fair value of the contingent considerations was probability-adjusted based on the directors’ assumptions, 70% probability of completing milestones 1 and 2.

hu PSA Anti-body is amortised over a period of 15 years, being management’s assessed useful life of the intangible asset.

(iii) NanoMab

The board has recognised the Intellectual Property “NanoMab” through the acquisition of a license developed at NanoMab Technology Limited, a world-renowned independent biopharmaceutical company focusing on cancer precision therapies through radiopharmaceuticals, based in Hong Kong.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The fair value of the contingent consideration on licence acquisition was probability-adjusted based on the directors assumptions, 70% probability of completing milestone 1.

NanoMab is amortised over a period of 20 years, being management’s assessed useful life of the intangible asset.

(iv) MAb

The group has recognised the Intellectual Property “MAb” through Radiopharm Ventures, LLC, a joint venture between Radiopharm Theranostics (USA), Inc and The Board of Regents of the University of Texas System and the MD Anderson Cancer Center.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to MD Anderson’s investment in Radiopharm Ventures, LLC. At the end of the reporting year management deemed the asset is not ready for use, thus no amortisation has been deducted from it.

(v) Pharma15

The group has recognised the Intellectual Property “Pharma15” through the acquisition of Pharma15 Corporation. It is the board’s expectation that it will generate future economic benefits for the group. The amounts currently recognised are the upfront consideration paid to shareholders, deferred consideration to be paid one year after acquisition and contingent consideration. At the end of the reporting year management deemed the asset is not ready for use, thus no amortisation has been deducted from it.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 9. Intangible assets (continued)

(vi)	Pivalate

The group has recognised the Intellectual Property “Pivalate” through the acquisition of a license developed at Cancer Research Technologies Limited (CRT), a world-renowned independent research and treatment centre for cancer, based in London, United Kingdom.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements.

Pivalate is amortised over a period of 15 years, being management’s assessed useful life of the intangible asset.

(vii)	Other intellectual property

Other intellectual property includes the following IP acquired by the group.

NeoIndicate

The group has recognised the Intellectual Property “NeoIndicate” through the acquisition of a sublicence developed at NeoIndicate LLC, a private research university based in Ohio.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licences fee paid in respect of the licence agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the licence agreements.

NeoIndicate is amortised over a period of 16 years, being management’s assessed useful life of the intangible asset.

(viii)	Impairment test for intellectual property

The group’s intangible assets are assessed for impairment at each reporting period.

Management has considered the following potential indicators:

●	The market capitalisation of Radiopharm Theranostics Limited on the Australian Securities Exchange on the impairment testing date of 31 December 2024 is in excess of the net book value of assets.

●	The scientific results and progress of the trials;

●	Comparisons with companies in a similar field of development and similar stage; and

●	Changes in growth of the biotech sector.

There were no indicators of impairment identified at 31 December 2024.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 10. Share capital

				Consolidated
	31 December 2024	30 June 2024	31 December 2024	30 June 2024
	Shares	Shares	$	$
Share Capital	2,200,646,809	460,367,051	168,281,675	100,681,716

(i)	Movements in ordinary shares:

Details	Number of Shares	Total $
Balance at 1 July 2024	460,367,051	100,681,716
Issue of ordinary shares at $0.040 pursuant to issue of securities (2024-07-01)	597,130,727	23,885,229
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	858,056,603	34,322,264
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	14,031,195	561,248
Issue of ordinary shares at $0.050 pursuant to Lantheus investment (2024-08-23)	149,625,180	7,481,259
Issue of ordinary shares at $0.040 pursuant to issue of placement shares (2024-09-13)	93,750,000	3,750,000
Issue of ordinary shares at $0.036 pursuant to the achievement of a milestone (2024-12-13)	20,594,438	741,400
Issue of ordinary shares at $0.036 pursuant to forfeiture shares (2024-12-16)	7,091,615	219,840
Less: Transaction costs arising on share issues	-	(3,361,281)
Balance at 31 December 2024	2,200,646,809	168,281,675

Note 11. Other reserves

The following table shows a breakdown of the statement of financial position line item ‘other reserves’ and the movements in these reserves during the year and period, respectively. A description of the nature and purpose of each reserve is provided below the table.

	Note	Shares to be issued	Share-based payments	Equity settled payments	Foreign currency translation	Total Other Reserves
		$	$	$	$	$
1 July 2024		24,185,229	14,014,559	274,621	(544,337)	37,930,072
Currency translation differences		-	-	-	375,938	375,938
Other comprehensive loss		24,185,229	14,014,559	274,621	(168,399)	38,306,010
Transactions with owners in their capacity as owners
Issue of options as part of forfeiture payments		-	43,506	(43,506)	-	-
Issue of shares as part of placement		(23,885,229)	-	-	-	(23,885,229)
Issue of shares as part of forfeiture payments		-	-	(200,394)	-	(200,394)
Lapse of forfeiture payment		-	-	(30,721)	-	(30,721)
Issue of options		-	955,055	-	-	955,055
Cancellation of shares to be issued relating to Lind	note 13	(300,000)	-	-	-	(300,000)
Expiration of options		-	(2,767,466)	-	-	(2,767,466)
Forfeiture of options		-	(221,170)	-	-	(221,170)
31 December 2024		-	12,024,484	-	(168,399)	11,856,085

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 11. Other reserves (continued)

(i)	Movement in options

Details	Number of options	Total $

Opening balance 1 July 2024	186,960,995	14,014,559
Issue of unlisted options	968,815,574	29,985
Issue of ESOP unlisted options	164,072,155	514,466
Forfeiture of options	(4,351,176)	(221,170)
Expiration of options	(13,680,012)	(2,767,466)
Expense for share-based payments for options previously issued	-	454,109
Balance at 31 December 2024	1,301,817,536	12,024,484

Note 12. Other equity

		Consolidated
	31 December	30 June
	2024	2024
	$	$

Contingent issue of equity	849,544	849,544

Contingent issue of equity includes amounts related to the value of consideration shares to be issued to the Pharma15 shareholders once certain milestones are met as per their agreement.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 13. Material accounting judgements, estimates and assumptions

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to changes in estimates and judgements. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The areas involving judgement or estimation are detailed below.

(a)	Judgements

(i)	Impairment

The group’s intangible assets are assessed for impairment at each reporting period.

Management has considered the following potential indicators:

●	The market capitalisation of Radiopharm Theranostics Limited on the Australian Securities Exchange on the impairment testing date of 31 December 2024 in excess of the net book value of assets;

●	The scientific results and progress of the trials;

●	Comparisons with companies in a similar field of development and similar stage; and

●	Changes in growth of the biotech sector.

No indicators of impairment were identified in the current period.

(ii)	Pharma 15 - ready for use

Management assesses the Pharma15 asset at each reporting period to determine if it is ready for use. Management has considered the following indicators:

●	Progression of the research and development programs;

●	Application for patents and the life of the patents;

Management have determined that as there are currently no patents for the asset, it is not ready for use.

(iii)	Joint venture

As set out in note 14, Radiopharm established a joint venture in the prior year, Radiopharm Ventures LLC, with MD Anderson. Radiopharm has increased ownership of the joint venture from 51% at 30 June 2024 to 75% at 31 December 2024. Under the agreement, based on the structure and substance of the agreement, management have assessed there to be ‘control’ by Radiopharm in the joint venture, based on the governance structure of the joint venture, the split of voting rights, and the assessment of the rights (substantive or protective) held by Radiopharm and MD Anderson.

On the basis that management have assessed there to be control, the joint venture has been consolidated in these financial statements.

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 13. Material accounting judgements, estimates and assumptions (continued)

(iv)	Acquisition of Pharma 15

The group acquired Pharma15 on March 2, 2023. Management assessed at the date of acquisition whether the acquisition represented a business combination under AASB 3 - Business Combinations. On the basis that Pharma15 did not have outputs, and the processes acquired were not substantive in nature, management concluded that a business was not acquired, consequently accounting for the acquisition as an asset acquisition.

(b)	Estimates

(i)	R&D tax incentive income accrual

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured.

Judgement is applied to each transaction the group incurs each financial year, by determining a percentage of each transaction that relates to R&D.

R&D income is determined using eligibility criteria and percentages of eligibility estimated by management. These estimated eligibility percentages determine the base for which the R&D tax rebate is calculation and therefore is subject to a degree uncertainty.

(ii)	Useful life of intangible assets

Management have assessed that “ready for use” for the group is not the commercialisation of an intangible asset but rather the goal to develop intangible assets to a point that a trade sale of a licence is more likely. They have concluded that all intangible assets, excluding Pharma 15, are “ready for use” and have applied judgement over the period which each asset is expected to be available for use by the entity.

The life of the asset is indeterminate at this stage of development. The maximum life in which the group has control of the intangible asset can be determined by the length of legal protection of the intellectual property (IP) covered by the patent life over the IP. The life of an asset is determined by reference to that IP protection, subject to reassessment each year, taking into consideration changing expectations about possible timing of trade sale of a licence.

The useful life is determined using the expiry date of the last patent to expire. These dates determine the life of the IP and therefore is subject to a degree uncertainty.

(iii)	Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 13. Material accounting judgements, estimates and assumptions (continued)

This model requires the following inputs which involve judgements to be made:

●	Volatility rate is calculated by analysing the movement of the closing share price each day for the term of the option preceding grant date; and

●	Risk-free rate is obtained by referencing to the Capital Market Yields for Government Bonds supplied by the RBA.

The rate is selected by determining what the rate is at the date the options are granted to the holder.

Additionally, there are different rates supplied by the RBA each day dependent on the terms of the bond (2, 3, 5, 10 years). The term of the option will determine which rate is used (i.e. a 5 year term will use the 5 year bond rate). If an options term is between two terms for example 4 years, the rate that is used is that of the lower term i.e. the 3 year bond rate.

These inputs determine the value of each share-based payment and therefore it is subject to a degree of uncertainty.

(iv)	Contingent consideration

The fair value of the group’s contingent consideration relating to the acquisition of licences is estimated using a present value technique which discounts the management’s estimate of the probability that the milestone will be achieved. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

At the end of the reporting year, the group has applied judgement to multiple milestones detailed in note 16.

The discount rate used at 31 December 2024 was 10.27% (30 June 2024: 8.96%). The discount rate is based on the expected rate of return, which has been determined using the capital asset pricing model.

The timeframe for discounting varies depending on the milestone, and is aligned with industry information on the length of time taken to conduct oncological clinical trials.

The probability assigned to each milestone determines the value of the consideration and therefore is subject to a degree uncertainty.

The fair value of contingent consideration is sensitive to changes in the probability of clinical trial success and the timeframe for completion of those clinical trials. These sensitivities are interdependent. A 10% change in the probability of clinical trial success or a 1 year reduction in the timeframe for completion of clinical trials would have a material impact on the fair value of contingent consideration.

(v)	Lind share subscription agreement

In February 2024, the group entered into a share subscription agreement with Lind Global II LP (Lind). The key terms of this agreement are as follows:

(a)	Lind pays an advance amount of $1.2 million to the group; and

(b)	the group provides Lind with the following:

●	An advance payment credit of $1.44 million (which is not a loan and does not bear interest), which Lind can use during the duration of the agreement to subscribe for additional shares, or adjusting the liability for the initial shares issued (see below);

●	20,000,000 ordinary shares, subject to payment by Lind of the subscription price - being the lower of $0.10 per share, or 90% of the average of the lowest three daily volume weighted average prices during the 20 actual trading days immediately prior to the date on which the subscription price is to be determined; and

●	8,955,224 irredeemable options, granting Lind the right to purchase one share, at an exercise price of $0.090 per share, within a period of 48 calendar months from the grant date.

This transaction has been accounted for under AASB 132 - Financial Instruments: Presentation. The identification and separation of the components involved under an arrangement within the scope of AASB 132 depends upon whether these instruments were granted in compensation for the capital received and thus are a transaction cost. The group has considered whether the advance payment credit, initial shares, and options are freestanding based on their legal detachability and separate exercisability.

Based on the above analysis, the group has determined that the option component is freestanding, while the advance payment credit and initial shares are one combined instrument.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 13. Material accounting judgements, estimates and assumptions (continued)

Classification - options

The options are an equity instrument under AASB 132. As the options convert on a 1 for 1 basis, they meet the fixed-for-fixed criteria. Therefore, they are not a financial liability, and are accounted for as equity and initially measured at fair value.

The options were issued as part of the raising of funding as they enabled the group to access finance at a rate lower than it would otherwise have obtained. The options are thus, in substance, considered to represent a cost of fundraising. As the advance payment liability (see below) is accounted for at fair value through profit or loss, the associated transaction costs (i.e., these options) are expensed rather than included in the value of the liability on initial recognition.

Classification - advance payment liability

The combined instrument qualifies as a derivative instrument. The two components (the advance payment credit and initial shares) are accounted for as follows:

●	As the initial share component of the combined instrument will be settled by the group issuing a fixed number of its own equity instruments in exchange for a variable amount of cash, the ‘fixed-for-fixed’ criterion for equity classification under AASB 132 has not been met. Consequently, the initial share component has been classified as an embedded derivative liability within the combined instrument.

●	As the ability to convert the advance payment credit rests with Lind, rather than with the group, it is outside the control of the group. The group therefore does not have the ability to avoid the obligation of potentially issuing a variable number of shares. Similar to the above, this means the ‘fixed-for-fixed’ criterion has not been met, and the transaction is therefore accounted for as a financial liability under AASB 132.

The combined advance payment credit and initial share components are collectively referred to as the ‘advance payment liability’, and accounted for as a financial liability as shown in note 7. This is designated at fair value through profit or loss, in accordance with AASB 9 - Financial Instruments.

Measurement - options

The options have been measured at initial recognition and have not been subsequently remeasured. The valuation of the options was determined utilising a Binomial model.

The key assumptions used in the valuation were:

●	Lind will redeem the advance payment liability at the agreement expiry date, being April 2028;

●	The underlying share price is based on the closing share price of Radiopharm as at the grant date;

●	A risk-free rate of 3.76% has been applied, based on a 20-day average of long-term government bond yields as at the grant date; and

●	A volatility rate of 80% has been applied, based on Radiopharm’s historical volatility and the volatility of comparable listed companies.

This resulted in a valuation of $0.34 million as at the grant date. This has been recognised as a finance expense with a corresponding entry within other reserves.

Measurement - advance payment liability

The fair value of the advance payment liability at recognition was $1.49 million. This resulted in a deferred loss of $0.28 million, which has been recognised within other current assets on the statement of financial position, and which will be subsequently recognised on a straight line basis over the period of the advance payment liability.

At the period-end date, the fair value of the advance payment liability was remeasured utilising a Monte-Carlo model.

(vi)	Lind share purchase agreement

In February 2024, the group entered into a share purchase agreement with Lind Global II LP.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 13. Material accounting judgements, estimates and assumptions (continued)

Radiopharm has agreed to issue up to A$11.3 million in shares to the investor in not more than 12 monthly tranches. The purchase price of the tranche shares will be determined by dividing the tranche amount by the applicable purchase price which is the lower of AUD 0.100 per share or 90% of the average of the lowest three daily volume-weighted average prices during the last 20 trading days (“Purchase Price”).

This transaction has been accounted for under AASB 132 - Financial Instruments: Presentation. The Tranche share contract meets the definition of a derivative. The value of the contract changes in response to the underlying value of the RAD share price, there is no upfront investment needed by the Investor and it is settled progressively over a 12 month period. As a derivative contract, it is initially measured at fair value and subsequently measured at fair value through profit and loss.

(vii)	Lind termination agreement

In July 2024, the group agreed with Lind Global II LP to terminate the share subscription agreement and the share purchase agreement. The total cash consideration paid to terminate the two agreements was $1,689,721. There were no shares or options issued as part of the termination, and any shares that were owed at the time formed part of the cash consideration to Lind Global II LP.

(viii)	Lantheus strategic development services contract

During the period ended 31 December 2024, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. Under the contract, Radiopharm will lead the clinical development efforts in Australia while Lantheus covers all the clinical development costs associated with the program.

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. At 31 December 2024 no milestones had been met.

Under the Lantheus contract, the Group has promised to deliver and manage the clinical development program. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.

The group has determined that certain variable consideration is constrained and has not been considered in the transaction price for revenue recognition. This was assessed based on management’s estimate of the probability of the milestones achievement. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters. These amounts will be reassessed in future periods.

Revenue is recognised over time based on the Group’s measure of progress towards completion of the performance obligation. A cost input method faithfully depicts the Group performance of the services over the expected development period of 3 years. The transaction price includes an upfront payment which has been assessed to meet the definition of a significant financing component.

At 31 December 2024, the Group recognised $1,383,647 as revenue, $1,614,819 as cost of sales, $1,614,820 as prepayments and $3,158,664 as deferred revenue. Please refer to note 21 for additional details on the accounting policy.

Note 14. Interests in other entities

The group’s subsidiaries at 31 December 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group 31 December 2024%	Ownership interest held by the group 30 June 2024%	Ownership interest held by non-controlling interest 31 December 2024%	Ownership interest held by non-controlling interest 30 June 2024%

Radiopharm Theranostics (USA) Inc	United States	100	100	-	-
Radiopharm Ventures LLC	United States	75	51	25	49
Pharma 15 Corporation	United States	100	100	-	-

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 14. Interests in other entities (continued)

(b) Non-controlling interests (NCI)

Set out below is summarised financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-group eliminations.

	Radiopharm Ventures LLC
	31 December	30 June
Summarised balance sheet	2024	2024
	$	$
Current Assets	-	-
Current Liabilities	-	-
Current net assets	-	-
Non-current assets	1,331,521	1,283,925
Non-current net assets	1,331,521	1,283,925
Net assets	1,331,521	1,283,925
Accumulated NCI	(1,198,290)	(769,276)

	Radiopharm Ventures LLC
Summarised statement of comprehensive loss	31 December 2024	30 June 2024
	$	$
Loss for the period	(3,223,211)	(4,008,597)
Total comprehensive loss	(3,223,211)	(4,008,597)
Loss allocated to non-controlling interests	(917,558)	(1,964,213)

Radiopharm Theranostics Limited

Notes to the financial statements

31 December 2024

Note 15. Share-based payments

(a) Employee Option Plan

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions. The model inputs for options granted during the half-year ended 31 December 2024 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected Volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)
01/06/2024	31/05/2027	0.032	2,300,838	0.032	74.49%	0.00%	3.77%	37,504
01/07/2024	01/07/2029	0.041	30,480,627	0.041	77.09%	0.00%	3.80%	734,582
23/08/2024	30/09/2026	0.060	24,000,000	0.034	67.23%	0.00%	3.60%	187,200
23/08/2024	24/02/2025	0.050	149,925,040	0.034	32.19%	0.00%	3.60%	29,985
28/08/2024	24/08/2026	0.060	818,890,534	0.033	-	-	-	-
25/11/2024	30/09/2025	0.060	48,000,000	0.026	81.15%	0.00%	4.08%	628,794
25/11/2024	30/06/2029	0.041	59,290,690	0.026	81.15%	0.00%	4.08%	865,644
			1,132,887,729

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration

(a)	AVb6 Integrin intellectual property

The group has the licence agreement with TRIMT GmbH (TRIMT). The key financial terms of the licence agreement includes payments of cash and shares in the group worth US$10 million which has been paid in the year ended 30 June 2022 and issued. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

Management has determined the fair value of contingent consideration by assessing the probability of each milestone being achieved. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

The fair value is discounted as set out in note 8.The timeframe for discounting varies depending on the milestone, and is aligned with industry information on the length of time taken to conduct oncological clinical trials.

●	Development Milestone Payments: Up to US$90m payable to TRIMT upon meeting various milestones:

Milestone	Requirements	Payment to TRIMT

1.	Commencement of Phase 3 diagnostic clinical trial for (68Ga-TRIVEHEXIN) (Diagnostic)	US$2m
2.	Any Marketing Approval in Japan, China, Hong Kong or the United States of (68Ga-TRIVEHEXIN) for diagnostic application (Diagnostic)	US$3m
3.	Last patient Phase 1 (Therapeutic)	US$5m
4.	First patient Phase 2 (Therapeutic)	US$10m
5.	Last patient Phase 2 (Therapeutic)	US$10m
6.	First patient Phase 3 (Therapeutic)	US$15m
7.	Last patient Phase 3 (Therapeutic)	US$15m
8.	Any Marketing Approval in the Territory other than in Australia (Therapeutic)	US$30m

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay TRIMT royalties on net sales based on industry standard single digit royalty rates and also on sublicence revenues. This has no effect on the figures reported as at 31 December 2024 (30 June 2024: none).

(b)	hu PSA Anti-body intellectual property

The group has the licence agreement with Diaprost AB. The key financial terms of the licence agreement include upfront cash payments of US$7 million which has been paid in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration (continued)

●	Development Milestone Payments: Up to US$122m payable to the Diaprost upon meeting various milestones:

Milestones	Requirements	Payment to Diaprost

1.	IND allowance	US$3m
2.	Last patient Phase 1	US$5m
3.	First patient Phase 2	US$11m
4.	Last patient Phase 2B	US$11m
5.	First patient Pivotal Study	US$15m
6.	Upon dosing of the final patient in a Pivotal Study	US$15m
7.	FDA submission	US$7m
8.	FDA approval	US$25m
9.	EMA approval	US$10m
10.	PMDA approval	US$5m
11.	Second indication, approval at first of FDA, EMA, PMDA	US$10m
12.	Approval at first of FDA, EMA, PMDA for Diagnostic trials	US$5m

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay Diaprost AB royalties on sublicensing based on industry standard royalty rates. This has no effect on the figures reported as at 31 December 2024 (30 June 2024: none).

(c)	NanoMab intellectual property

The group has the licence agreement with the NanoMab Technology Limited. The key financial terms of the licence agreement includes payments of cash and shares in the group worth US$12.5 million which has been paid and issued in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below.

●	Development Milestone Payments: Up to US$18m payable in shares to the NanoMab upon meeting various milestones:

Milestones	Requirements	Payment to NanoMab

1.	IND allowance by the U.S. FDA or the EMA or the NMPA (for either the HER-2 or the TROP-2 Therapeutic)	US$5m*
2.	IND allowance by the U.S. FDA or the EMA or the NMPA (for the PKT-7 Therapeutic)	US$0.5m*
3.	First patient dosed in the first Phase 1 therapeutic clinical trial	US$1m*
4.	First patient dosed in the first Phase 2 therapeutic clinical trial	US$2m*
5.	First patient dosed in the first Phase 3 therapeutic clinical trial, or approval of a Licensed Product	US$3m*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day VWAP prior to the announcement of the milestone on the ASX.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration (continued)

As at 31 December 2024, milestone 3 for the first patient dosed in the first Phase 1 therapeutic clinical trial have been achieved and paid (30 June 2024: none). The group is also in the process of amending the agreement to have TROP2 removed from the milestone achievement after the sale of the asset.

Additionally, the group signed an amendment with NanoMab Technology Limited that included the following additional milestones:

Milestones	Requirements	Payment to NanoMab
1.	IND submission to the U.S. FDA or the EMA or the NMPA for PDL-1 Therapeutic)	US$0.5m*
2.	First patient dosed in the first Phase 1 therapeutic clinical trial	US$1m*
3.	First patient dosed in the first Phase 2 therapeutic clinical trial	US$2m*
4.	First patient dosed in the first Phase 3 therapeutic clinical trial	US$3m*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day (VWAP) prior to the announcement of the milestone on the ASX.

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay Nanomab royalties on net sales based on industry standard single digit royalty rates and also on sublicence revenues. This has no effect on the figures reported as at 31 December 2024 (30 June 2024: none).

(d)	Pivalate intellectual property

The group has the licence agreement with Cancer Research Technologies Limited (CRT). The key financial terms of the license agreement include an upfront cash payment of £180,000 which has been paid in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

●	Development Milestone Payments: Up to £36.18m payable to CRT upon meeting various milestones: Diagnostic development milestones:

Milestones	Requirements	Payment to CRT

1.	Phase 1 clinical trial commencement limited to each of the 1st indication	£45k
2.	Phase 2 clinical trial commencement limited to each of the 1st 3 indications	£225k
3.	Phase 3 clinical trial commencement limited to each of the 1st 3 indications	£630k
4.	Grant of US Regulatory Approval	£900k
5.	Grant of EU (or UK) Regulatory Approval	£450k
6.	First commercial sale	£900k
7.	Aggregate Net Sales worldwide exceeding €10m	£630k
8.	Aggregate Net Sales worldwide exceeding €50m	£3.15m

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration (continued)

Therapeutic development milestones:

Milestones	Requirements	Payment to CRT

1.	Cleaning of IND in the US or any country in Territory	£90k
2.	Phase 1 clinical trial/pivotal study commencement, limited to each of the 1st indication	£225k
3.	Phase 2 clinical trial/pivotal study commencement, limited to each of the 1st 3 indications	£630k
4.	Phase 3 clinical trial/pivotal study commencement, limited to each of the 1st 3 indications	£1.8m
5.	Grant of US Regulatory Approval	£3.6m
6.	Grant of MA in the EU (or UK)	£1.8m
7.	First commercial sale	£4.5m
8.	Aggregate Net Sales worldwide exceeding €100m	£2.7m
9.	Aggregate Net Sales worldwide exceeding €500m	£13.5m

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay CRT royalties on net sales based on industry standard single digit royalty rates. This has no effect on the figures reported as at 31 December 2024 (30 June 2024: none).

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration (continued)

(e)	NeoIndicate intellectual property

The group has the sublicence agreement with NeoIndicate LLC (NeoIndicate). The key financial terms of the license agreement include an upfront cash payment of US$100,000 in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

●	Development Milestone Payments: Up to US$173.25m payable to NeoIndicate upon meeting various milestones: Diagnostic development milestones:

Milestones	Requirements	Payment to Neoindicate

1.	eIND or IND Diagnostic approval	US$75k
2.	First dose of Diagnostic in Phase I anywhere in world	US$75k
3.	First dose of Diagnostic in Phase II anywhere in world	US$150k
4.	First dose of Diagnostic in Phase III anywhere in world	US$300k
5.	US FDA Regulatory Approval Diagnostic	US$1m
6.	Outside of US Regulatory Approval Diagnostic	US$0.5m
7.	Upon first reaching cumulative aggregate gross sales of $25M Diagnostic	US$0.75m
8.	Upon first reaching cumulative aggregate gross sales of $100M Diagnostic	US$3m
9.	Upon first reaching cumulative aggregate gross sales of US$250M Diagnostic	US$7.5m
10.	Upon first reaching cumulative aggregate gross sales of US$500M Diagnostic	US$15m
11.	Upon first reaching cumulative aggregate gross sales of US$1 Billion Diagnostic	US$30m
12.	Upon first reaching cumulative aggregate gross sales of US$2 Billion Diagnostic	US$60m

Therapeutic Licensed Product Milestone Payments:

Milestones	Requirements	Payment to NeoIndicate

1.	eIND or IND approval of therapeutic	US$100k
2.	First dosing Therapeutic of patients in Phase I anywhere in world	US$100k
3.	First dosing of Therapeutic of patients in Phase II anywhere in world	US$200k
4.	First dosing of Therapeutic of patients in Phase III anywhere in world	US$0.5m
5.	US FDA Approval Therapeutic	US$2m
6.	Outside of US Regulatory Approval Therapeutic	US$1m
7.	Upon first reaching cumulative aggregate gross sales of $25M Therapeutic	US$1m
8.	Upon first reaching cumulative aggregate gross sales of $100M Therapeutic	US$5m
9.	Upon first reaching cumulative aggregate gross sales of $250M Therapeutic	US$10m
10.	Upon first reaching cumulative aggregate gross sales of US$500M Therapeutic	US$20m
11.	Upon first reaching cumulative aggregate gross sales of US$1 Billion Therapeutic	US$5m
12.	Upon first teaching cumulative aggregate gross sales of US$2 Billion Therapeutic	US$10m

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales Royalties

The group is obliged to pay Neoindicate royalties on net sales based on industry standard single digit royalty rates. This has no effect on the figures reported as of 31 December 2024 (30 June 2024: none).

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 16. Contingent consideration (continued)

(f)	Radiopharm Ventures LLC

Radiopharm Ventures, LLC has entered into a technology commercialisation agreement in order to complete research and development activities associated with the Mab licence. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

●	Development Milestone Payments: Up to US$32.275m payable to Mab upon meeting various milestones:

Event	Requirements	Payment to MD Anderson for Licensed products that target B7-H3 and/or are covered by B7-H3 patent rights	Payment to MD Anderson for any other licensed product

1.	Initiation of Phase I Clinical Trial of a Licensed Product	US$75k	US$50k
2.	Initiation of Phase II Clinical Trial of a Licensed Product	US$275k	US$200k
3.	Initiation of Phase III Clinical Trial of a Licensed Product	US$525k	US$400k
4.	Filing of BLA (or equivalent in a non-US jurisdiction) for a Licensed Product	US$850k	US$750k
5.	Regulatory Approval of a BLA for a Licensed Product by the FDA	US$5.15m	US$5.00m
6.	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the European Union equivalent of the FDA	US$4.00m	US$3.00m
7.	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Japanese equivalent of the FDA	US$3.50m	US$2.50m
8.	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Chinese equivalent of the FDA	US$3.50m	US$2.50m

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

(g)	Pharma15

The group has acquired Pharma15 with the key financial terms being an upfront payment of cash and shares of US$2m and also a deferred payment 1 year from acquisition of cash and shares of US$2m. The group has also incurred liabilities contingent on future events in respect of the licence, which are summarised below:

●	Development Milestone Payments: Up to US$2.3m payable to Pharma15 upon meeting various milestones:

Event	Requirements	Payment

1.	FDA IND allowance for a therapeutic product	US$2.3m*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day (VWAP) prior to the announcement of the milestone on the ASX.

As at 31 December 2024 none of the above milestone have been achieved or paid (30 June 2024: none).

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 17. Commitments

(a) Research and development commitments

(i) Pivalate Intellectual property

Under the License Agreement, a non-refundable annual license fee is payable to CRT of £9,000 (A$17,500). This is payable within 30 days of the first, second, third and fourth anniversaries of the effective date. The first three annual License fees have been paid as at 31 December 2024. Within 30 days of the fifth and each subsequent anniversary of the effective date and until the calendar year in which the first commercial sale of a licensed product occurs, Radiopharm shall pay to CRT £18,000 (A$35,000).

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 18. Related party transactions

(a)	Transactions with key management personnel

The following transactions occurred with related parties:

	31 December	30 June
	2024	2024
	$	$
Other transactions
Forfeiture payments expense to key management personnel	46,367	125,865
Payments to director related entities	223,696	605,390
Total	270,063	731,255

(i)	Forfeiture payments expense to key management personnel

The group has entered agreements to pay employees for forfeiture of long-term incentives with their former employment. At 31 December 2024, the group has recognised $46,367 as payable for the current year in cash. The expense is cumulative and vests dependent to the employees agreements with Radiopharm.

(ii)	Payments to director related entities

In the half-year period ended 31 December 2024, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to $223,696.

(b) Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 19. Loss per share

(a) Reconciliation of earnings used in calculating loss per share

	Consolidated
	31 December	31 December
	2024	2023
	$	$

Loss after income tax	(19,643,011)	(24,758,296)
Non-controlling interest	917,558	1,086,457
Loss after income tax attributable to the owners of Radiopharm Theranostics Limited	(18,725,453)	(23,671,839)

On the basis of the group’s losses, the outstanding options as at 31 December 2024 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 20. Basis of preparation of half-year report

(a)	Basis of preparation of half-year report

This interim financial report for the half-year period ended 31 December 2024 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by Radiopharm Theranostics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(i)	Going concern

The financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

For the period ended 31 December 2024, the group incurred a net loss of $19,643,011 and had cash outflows from operating activities of $22,216,466 for the half year ended 31 December 2024. Notwithstanding the loss and cashflows, the financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and the discharge of liabilities in the normal course of business.

The directors believe that there are reasonable grounds that the group will be able to continue as a going concern, on the following basis:

The group has cash and cash equivalents of $36,436,938 as at 31 December 2024 (30 June 2024: $18,575,040). As at that date, the group had net current assets of $31,207,769 (30 June 2024: $5,272,490) and net assets of $52,003,713 (30 June 2024: $27,353,286). Furthermore, the directors believe that the group has sufficient cash to fund their operations for the next 12 months and can raise capital as required based on the success of previous capital raises.

Note 21. Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted int he preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have nee consistently applied to all the periods present, unless otherwise stated. The financial statements are for the group consisting of Radiopharm Theranostics Limited and its subsidiaries.

(a)	Revenue recognition

The consolidated entity recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognised as a refund liability.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2024

Note 22. Events after the reporting period

On 9 January 2025, the group announced that Lantheus increased its shareholding in Radiopharm to 12.16% with the placement of 133 million shares raising US$5m (A$8m) at A$0.06 per share. The funds raised will be used for further development of Radiopharm’s clinical pipeline.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Radiopharm Theranostics Limited
Directors' declaration
31 December 2024

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Paul Hopper
Mr Paul Hopper
Executive Chairman

28 February 2025

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Radiopharm Theranostics Limited

Report on the half-year financial report

Conclusion

We have reviewed the accompanying half year financial report of Radiopharm Theranostics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2024, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, including material accounting policy information, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Radiopharm Theranostics Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Directors’ responsibility for the half-year financial report

The Directors of the Group are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance

Melbourne, 28 February 2025

Grant Thornton Audit Pty Ltd

Interim Report:
Half Year Ended 31 December 2024

ASX:RAD

RAD
RADIOPHARM THERANOSTICS